December 4, 2006

Kenneth S. Shifrin
Chief Executive Officer
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746-6550

Re: American Physicians Service Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 17, 2006
Registration No. 333-137012

Dear Mr. Shifrin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment number 2; however, we are unable to agree with your conclusion that the merger and conversion should be bundled as a single proposal. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, *whether or not related to or conditioned on the approval of other matters*" (emphasis added). Since the conversion and merger involve the issuance of securities by two separate entities, it appears that each is a separate matter to be acted upon. Please note that "the application of the unbundling rule to merger and acquisition transactions does not affect the ability of contracting parties to condition completion of a transaction on shareholder approval of the separate

proposals . . . [and any] such conditions should, of course, be disclosed prominently and should be indicated on the form of proxy." See Manual of Publicly Available Telephone Interpretations (September 2004 Supplement). Please provide an opinion of counsel that one or both of the matters, if undertaken separately, would not require a shareholder vote under state law, or revise your disclosure to present the merger and conversion as separate proposals and include appropriate disclosure noting the fact that the transaction will not be completed without approval of both matters

Questions and Answers about the Conversion and Merger, page 1

Q. Why are APSG and APIE proposing the merger?, page 1

2.   Refer to the fifth bullet point. Pro forma financial information in accordance with Article 11 does not represent a projection of future liquidity, operating results, or financial position. Please revise your disclosure accordingly.

Share Repurchase Program, page 41

3.   We note that your response to prior comment 10 did not include an analysis of how the repurchases should be treated under Rule 13e-4 and Regulation 14E of the Exchange Act relating to tender offers. Please provide the analysis as previously requested.

APSG Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

4.   Refer to the second full paragraph on page 48. Revise your disclosure in the seventh sentence to explain what you mean when you say that APSG has "slowed its efforts" in relation to SOX 404 compliance costs.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 139

5.   Please note that non-GAAP financial measures should not be presented on the face of the pro forma financial statements. Please remove your disclosure of book value per share from the face of the pro forma balance sheet, accordingly. Alternatively, you may disclose this information in the notes to the pro forma financial statements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tim LaFrey, Esq. (*via facsimile*)
        Akin Gump Strauss Hauer & Feld LLP